Exhibit (a)(1)(D)

To:

From:	Trident Microsystems, Inc.

Re:	Reminder of Expiration of Employee Stock Option Exchange Program

Date:	March 3, 2010
     We wanted to send this notice to remind you that the deadline of March 10, 2010 (9:00 p.m., Pacific Standard Time) is approaching for you to elect to participate in our offer to exchange your eligible options for a lesser number of shares of restricted stock or restricted stock units to be granted under our 2010 Equity Incentive Plan, referred to as the “Exchange Program.” We currently have no plans to extend the expiration date. If you wish to participate in the offer, as further described in the offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission on February 10, 2010 (the “Offering Materials”), you must log into the following website and follow the instructions prior to the time at which the offer expires: https://trident.equitybenefits.com. To log into the website, please use your Employee ID Number, [*****], as your log-in ID and [*****] as your initial password. You will be required to reset your password during your initial login.
     Your participation in the Exchange Program is completely voluntary. You are not obligated to participate in the Exchange Program, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms.
     Due to legal requirements, no one from Trident is authorized to provide you with advice, recommendations or additional information regarding the Exchange Program. If you have technical difficulty accessing the exchange program website and require assistance, please email optionexchange@tridentmicro.com.